

November 27, 2023

Terrance Coyne
Chief Financial Officer
Royalty Pharma plc
110 East 59th Street
New York, NY 10022

     Re: Royalty Pharma plc
           Form 10-K for the period ended December 31, 2022
           Filed February 15, 2023
           File No. 001-39329

Dear Terrance Coyne:

     We have reviewed your filing and have the following comment(s).

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments.

Form 10-K for the period ended December 31, 2022

Non-GAAP Financial Results, page 68

1.   We continue to have concerns about your current presentation of Adjusted EBITDA. With regards to compliance with your credit agreement, you may disclose Adjusted EBITDA based on the calculation provided in your response to comment one in your letter dated September 19, 2023, which uses the same terminology used in the credit agreement and is calculated to reflect its definition in the credit agreement. Refer to question 102.09 of the non-GAAP Compliance and Disclosure Interpretations.

2.   As noted in prior comment two, your presentation of Adjusted Cash Receipts as a non-GAAP measure appears to include certain adjustments that are prohibited by Item 10(e)(1)(ii)(A) of Regulation S-K. Please revise to remove your disclosure of Adjusted Cash Receipts as a non-GAAP measure.

3.   We have reviewed your response to prior comment two regarding the non-GAAP measure Adjusted Cash Flow. As the basis used to determine what amounts are included in and excluded from Adjusted Cash Flow remains unclear, please provide us with additional

information explaining the manner in which this measure is calculated. In addition, further explain why this measure provides useful information to investors, including as compared to other disclosed amounts such as Net Cash Provided by Operating Activities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences